For Immediate Release                                                  CONTACTS:
August 9, 1999                                             Columbia Energy Group
                                                           ---------------------
                                          Thomas L. Hughes (Financial Community)
                                                                    703/561-6001
                                                  R. A. Rankin, Jr. (News Media)
                                                                    703/561-6044
                                                               Kekst and Company
                                                               -----------------
                                                    Michael Freitag (News Media)
                                                                    212/521-4800


COLUMBIA ENERGY GROUP AGAIN URGES SHAREHOLDERS
TO REJECT INADEQUATE TENDER OFFER FROM NISOURCE INC.
REAFFIRMS COMMITMENT TO BUILD SHAREHOLDER VALUE


        HERNDON, Va., August 9 -- Columbia Energy Group today once again urged its shareholders to reject NiSource Inc.'s hostile takeover attempt. Columbia's Board of Directors has determined that NiSource's unsolicited $68 per share cash tender offer, which has been extended until October 15, 1999, is inadequate and not in the best interest of Columbia or its shareholders.

        Oliver G. Richard III, Columbia's chairman, president and chief executive officer, today sent the following letter to Gary Neale, chairman, president and chief executive officer of NiSource Inc.:

        Dear Gary:

        We understand that NiSource's unsolicited tender offer for Columbia's common stock, which had been scheduled to expire on August 6, has now been extended until October 15, 1999. Frankly, we believe shareholders of both of our companies should question why you are continuing this costly and disruptive effort when it is evident NiSource cannot buy the tendered shares for at least 12 to 18 months, if ever. Indeed, NiSource itself has described its tender offer as little more than a "fully reversible, risk-free and commission-free" shareholder referendum.

        We know our shareholders believe our stock price should be higher than where it is currently trading. Columbia's Board and management agree strongly that the company's true value and long-term business potential are not yet fully reflected in its stock price, which has been impacted this year by much warmer than usual weather and significant investment and costs in the marketing segment. We are committed to building shareholder value in both the near and long term, and are hard at work in implementing the strategic initiatives that will help us achieve this objective. We have expanded and enhanced Columbia's unique and valuable network of assets and businesses, built a talented and effective management team, and developed a sound, forward-looking strategy for both the regulated and non-regulated sides of our business. As a result of these efforts, Columbia recently announced its fourth consecutive quarter of year-over-year earnings improvement.

        We also know that many of the shareholders who tendered their stock do not believe $68 per share is adequate consideration for their investment in Columbia. This view has been echoed by equity analysts covering our industry, as well as by Columbia's Board of Directors, which has twice determined that NiSource's unsolicited cash offer of $68 per share is inadequate from a financial point of view and not in the best interest of Columbia or its shareholders.

        We also have raised serious concerns about whether NiSource's financing will be approved by regulators, the potential impact of a merger on employees and customers, and the strategic merits of a combination of our two vastly different companies. NiSource repeatedly has tried to shrug off these concerns, saying they are "irrelevant" to its all-cash offer. However, we believe NiSource's highly conditional proposed transaction is a matter of tremendous concern for the shareholders, employees, regulators and customers of both companies.

        WHY SHOULDN'T SHAREHOLDERS OF BOTH COMPANIES -- AND REGULATORS -- BE CONCERNED THAT NISOURCE'S HIGHLY LEVERAGED TRANSACTION COULD TOPPLE LIKE A HOUSE OF CARDS?

        To acquire Columbia for $68 per share -- a price Columbia's Board and many shareholders believe is inadequate -- NiSource would need to borrow $5.7 billion. Incurring this debt would result in a highly leveraged debt-to-capital ratio of 84 percent upon consummation of the transaction. NiSource also has said it would try to reduce that massive debt load by attempting to raise $2.6 billion in new equity, which would be the largest such offering ever in the energy utility industry. We believe state and federal regulators would be extremely uncomfortable about approving such a risky transaction.

        WHY SHOULDN'T SHAREHOLDERS AND EMPLOYEES BE CONCERNED ABOUT NISOURCE'S ABILITY TO MEET ITS AGGRESSIVE EARNINGS PROJECTIONS FOR A COMBINED ENTERPRISE?

        At $68 per share, NiSource claims an acquisition of Columbia would be accretive, adding a few cents of earnings per share in the first year and more in subsequent years. Our analysis finds otherwise. We believe the transaction would be dilutive in the first year and subsequent years. NiSource's stock price has declined 16 percent since December 31, 1998 and more than 9.3 percent since it first disclosed its unsolicited offer of $68 per share on June 7, 1999. This decline further exacerbates our concerns about NiSource's ability to complete a massive equity offering, which at NiSource's current stock price would require the issuance of more than 100 million shares.

        WHY SHOULDN'T EMPLOYEES OF BOTH COMPANIES -- AND REGULATORS -- BE CONCERNED ABOUT POSSIBLE LAYOFFS AND ASSET SALES?

        NiSource claims it has no plans to raise rates or cut staff in Columbia's operating units, yet has hinted about seeking certain "synergies." How does NiSource expect to achieve these synergies and meet its massive debt obligations without raising rates and/or cutting essential staff in Indiana, Virginia, Ohio, Pennsylvania and other states? Likewise, we have heard reports that, to try to reduce the massive debt it would incur, NiSource is considering sales of assets at both companies. What would happen to the employees of these units?

        WHY SHOULDN'T CUSTOMERS OF BOTH COMPANIES -- AND REGULATORS -- BE CONCERNED ABOUT NISOURCE'S RECORD ON CUSTOMER SERVICE AND CONSUMER CHOICE?

        A recent survey published by J.D. Power & Associates and Navigant Consulting reported that NiSource's principal subsidiary in Indiana was ranked "below average" for customer satisfaction among Midwest electric utilities. Even more importantly, NiSource has done little to demonstrate that it is ready to face a more competitive future by providing choice to its customers. Columbia, by contrast, has been a leader in this area. We have brought our Energy Economic Democracy program to 86 percent of Columbia's local distribution customers, with more than half a million customers enrolled in four states and more on the way. Earlier this month, Columbia Gas of Pennsylvania became the first company to file a restructuring plan under that state's new deregulation law.

        In short, I can understand why you might want Columbia's unique and well-positioned assets, dedicated and talented team, proven strategy and earnings power to help address NiSource's vulnerabilities in a rapidly changing and consolidating energy industry. But your highly leveraged offer has no compelling strategic logic.

        Since June, NiSource has launched an unsolicited tender offer for Columbia's outstanding common stock; filed three separate lawsuits against Columbia and certain of its officers and directors; engaged in an aggressive public relations campaign notable for its hype and misleading statements, and -- though you refuse to disclose how much of your shareholders' money you are spending -- evidently poured millions of dollars into investment banking, credit, legal, tender solicitation, public relations and advertising fees. Yet NiSource still insists it wants to negotiate a "friendly" transaction.

        Quite simply, the tender offer and related hostilities haven't changed our belief that NiSource's various merger proposals have been for the wrong price, at the wrong time and with the wrong company. We will continue to urge shareholders to reject NiSource's hostile takeover attempt and bring an end to this needless waste of corporate resources at a time when there are so many promising opportunities in the rapidly changing energy market.

                                            Sincerely,

                                            Oliver G. Richard III

        Columbia Energy Group, based in Herndon, Va., is one of the nation's leading energy services companies, with 1998 revenues of nearly $6.6 billion and assets of about $7 billion. Its operating companies engage in all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as commodities marketing, energy management, propane sales and electric power generation, sales and trading. Information about Columbia Energy Group (NYSE:CG) is available on the Internet at www.columbiaenergygroup.com.

        This press release contains "forward-looking statements" within the meaning of the Federal securities laws, including statements concerning Columbia's plans, objectives and expected performance. There can be no assurance that actual results will not differ materially due to various factors, many of which are beyond the control of Columbia, including, but not limited to, competition, the regulatory approval process, weather, supply and demand for natural gas, electricity, propane and petroleum and changes in general economic conditions. The safe harbor provisions of the Private Securities Litigation Reform Act with respect to forward-looking statements are not available to statements made in connection with a tender offer.

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